EXHIBIT 21.0
SUBSIDIARIES OF GREENE COUNTY BANCORP, INC.

Company	State of Incorporation	Percent Owned

The Bank of Greene County	Federal	100% owned by Greene County Bancorp, Inc.
Greene County Commercial Bank	New York	100% owned by The Bank of Greene County
Greene Property Holdings, Ltd.	New York	100% owned by The Bank of Greene County
Greene Risk Management, Inc.	Nevada	100% owned by Greene County Bancorp, Inc.